EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Alleghany Corporation
We consent to the incorporation by reference in the registration statement on Form S-8 of Alleghany Corporation of our reports dated February 24, 2010, with respect to the consolidated balance sheets of Alleghany Corporation as of December 31, 2009, 2008, and 2007, and the related consolidated statements of earnings and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Alleghany Corporation.

/s/ KPMG LLP
New York, New York
April 23, 2010